Putnam Municipal Income Fund

The Putnam fund Trustees have approved in principle the merger of Putnam Municipal Income Fund into Putnam Tax-Free High Yield Fund, which seeks high current income exempt from federal income tax by investing in a combination of lower-rated and investment-grade securities, with approximately 40% of its portfolio currently in lower-rated securities. For more information about Putnam Tax-Free High Yield Fund, please call 1-800-354-4000 for a prospectus. Completion of the merger is subject to a number of conditions, including final approval by the fund's Trustees and approval by shareholders of the fund at a shareholder meeting expected to be held within approximately the next six months. Putnam Municipal Income Fund does not expect to accept new accounts after November 15, 2004.

Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to a proposed merger (which contains important information about fees, expenses and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-225-1581. The prospectus/proxy statement will also be available without charge on the SEC's website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.

               *****************************

Putnam Tax-Free High Yield Fund

The Putnam fund Trustees have approved in principle the merger of Putnam Municipal Income Fund into Putnam Tax-Free High Yield Fund. For more information about the proposed merger, please call 1-800-354-4000. Completion of the merger is subject to a number of conditions, including final approval by the fund's Trustees and approval by shareholders of Putnam Municipal Income Fund at a shareholder meeting expected to be held within approximately the next six months.

Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to a proposed merger (which contains important information about fees, expenses, and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-225-1581. The prospectus/proxy statement will also be available without charge on the SEC's Web site (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.